UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 8, 2018

HRG Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-4219	74-1339132
(State of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

450 Park Avenue, 29th Floor, New York, NY		10022
(Address of Principal Executive Offices)		(Zip Code)

(212) 906-8555
(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§232.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Amendment to Agreement and Plan of Merger

On June 8, 2018, HRG Group, Inc., a Delaware corporation (“HRG”) entered into an Amendment (“Amendment No. 1”) to the Agreement and Plan of Merger, dated as of February 24, 2018 (the “Merger Agreement”), with Spectrum Brands Holdings, Inc., a Delaware corporation (“Spectrum”), HRG SPV Sub I, Inc., a Delaware corporation and direct wholly owned subsidiary of HRG, and HRG SPV Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of HRG.

In accordance with the terms of the Merger Agreement, immediately prior to the effective time of the merger contemplated by the Merger Agreement (the “Merger”), the certificate of incorporation of HRG will be amended and restated to read in its entirety as set forth on Exhibit A to the Merger Agreement (the “Amended HRG Charter”). Amendment No. 1 makes certain modifications to the Amended HRG Charter to (1) reflect that Andreas Rouvé, who, as previously disclosed, resigned from the Spectrum board of directors effective April 25, 2018, will not be a member of the board of directors of HRG as of the effective time of the Merger; and (2) in connection with the previously disclosed preapprovals granted by the HRG board of directors to certain large institutional advisors from the transfer restrictions under the operation of the Merger Agreement and the provisions of Article XIII of the Amended HRG Charter, modify the definition of “Substantial Holder” to clarify that for purposes of applying Section 2.1(e) of the Merger Agreement, a person shall not become a Substantial Holder as a result of the issuance of HRG common stock in the Merger if the HRG board of directors has granted such person prior approval to receive such common stock in accordance with Section 13.3(b) of the Amended HRG Charter.

Other than as expressly modified pursuant to Amendment No. 1, the Merger Agreement, which was previously included as Exhibit 2.1 to the Current Report on Form 8-K filed by HRG with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2018, remains in full force and effect as originally executed on February 24, 2018.

Item 8.01. Other Events.

On June 8, 2018, HRG established a meeting date of July 13, 2018, for a special meeting, to be held at 9 a.m. Eastern Time, at Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York 10017, at which HRG stockholders will vote on, among other things, six proposals to amend HRG’s certificate of incorporation and a proposal to issue shares of HRG common stock in connection with the Merger Agreement, as amended. HRG stockholders of record at the close of business on May 17, 2018 will be entitled to receive notice of the special meeting and to vote at the special meeting.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are attached hereto:

Exhibit No.	Description of Exhibit
2.1*	Agreement and Plan of Merger, dated as of February 24, 2018, by and among Spectrum Brands Holdings, Inc., HRG Group, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated by reference to Exhibit 2.1 to Spectrum’s Current Report on Form 8-K filed with the SEC on February 26, 2018).

2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 8, 2018, by and among Spectrum Brands Holdings, Inc., HRG Group, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC.

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*       Incorporated by reference and not filed herewith.

Additional Information and Where You Can Find It

In connection with the proposed transaction, on April 10, 2018, HRG filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of Spectrum Brands and HRG and that also constitutes a preliminary prospectus for the HRG shares being issued to Spectrum’s stockholders in the proposed transaction. The registration statement was amended on May 18, 2018 and on June 8, 2018. Spectrum and HRG also may file other documents with the SEC regarding the proposed transaction. This report is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Spectrum and HRG may file with the SEC. INVESTORS AND SECURITY HOLDERS OF SPECTRUM AND HRG ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC (when available) by HRG and Spectrum through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of HRG or Spectrum at the following:

HRG Group, Inc.

450 Park Avenue, 29th Floor

New York, NY 10022

Attention: Investor Relations

Spectrum Brands Holdings, Inc.

3001 Deming Way

Middleton, WI 53562

Attention: Investor Relations

This report is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This report is not a substitute for the prospectus or any other document that Spectrum and HRG may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

HRG, Spectrum and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding HRG’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in HRG’s Form 10-K for the year ended September 30, 2017, as amended, which is on file with the SEC. Information regarding Spectrum’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Spectrum’s Form 10-K for the year ended September 30, 2017, which is filed with the SEC. A more complete description is available in the registration statement on Form S-4 and the preliminary joint proxy statement/prospectus, which is not complete and may be updated.

Forward-Looking Statements

Certain matters discussed in this report may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these statements by using words like “future,” “anticipate,” “intend,” “plan,” “estimate,” “believe,” “expect,” “project,” “forecast,” “could,” “would,” “should,” “will,” “may,” and similar expressions of future intent or the negative of such terms. These statements are subject to a number of risks and uncertainties that could cause results to differ materially from those anticipated as of the date of this release. Actual results may differ materially as a result of (1) the ability to consummate the announced transaction on the expected terms and within the anticipated time period, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of Spectrum’s and HRG’s stockholders, including Spectrum’s stockholders other than HRG; (2) any delay or inability of the combined company to realize the expected benefits of the transaction; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of the combined company shares to be issued in the transaction; (5) the risk of unexpected significant transaction costs and/or unknown liabilities; (6) potential litigation relating to the proposed transaction; (7) the outcome of Spectrum’s previously announced transaction to sell the Global Battery and Lighting Business and exploration of strategic options for Spectrum’s Appliances business, including uncertainty regarding consummation of any such transaction or transactions and the terms of such transaction or transactions, if any, and, if consummated, Spectrum’s ability to realize the expected benefits of such transaction; (8) the impact of actions taken by significant stockholders; (9) the impact of expenses resulting from the implementation of new business strategies, divestitures or current and proposed restructuring activities; (10) the potential disruption to HRG’s or Spectrum’s business or diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transaction, the previously announced transaction to sell Spectrum’s Global Battery and Lighting Business, in connection with the strategic options for Spectrum’s Appliances business or otherwise; and (11) general economic and business conditions that affect the combined company following the transaction. Risks that could cause actual risks to differ from those anticipated as of the date hereof include those discussed herein, those set forth in the securities filings of HRG, including its most recently filed Annual Report on Form 10-K, and those set forth in the combined securities filings of Spectrum and SB/RH Holdings, LLC, including their most recently filed Annual Report on Form 10-K.

HRG also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this report. HRG undertakes no duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HRG GROUP, INC.

By:	/s/ Ehsan Zargar
	Name:	Ehsan Zargar
	Title:	Executive Vice President, Chief Operating Office and General Counsel

June 8, 2018

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1*	Agreement and Plan of Merger, dated as of February 24, 2018, by and among Spectrum Brands Holdings, Inc., HRG Group, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC (incorporated by reference to Exhibit 2.1 to Spectrum’s Current Report on Form 8-K filed with the SEC on February 26, 2018).
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 8, 2018, by and among Spectrum Brands Holdings, Inc., HRG Group, Inc., HRG SPV Sub I, Inc. and HRG SPV Sub II, LLC.

____________________

*       Incorporated by reference and not filed herewith.